Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217223

PROSPECTUS SUPPLEMENT NO. 10 MAY 3, 2018
GRIFFIN CAPITAL ESSENTIAL ASSET REIT II
SUPPLEMENT NO. 10 DATED MAY 3, 2018
TO THE PROSPECTUS DATED SEPTEMBER 20, 2017
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT II, Inc. dated September 20, 2017, Supplement No. 8 dated March 19, 2018, which amended and superseded all prior supplements, and Supplement No. 9 dated April 4, 2018. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•
the daily net asset value, or "NAV", per share, as determined in accordance with our valuation procedures, for each business day from April 1, 2018 through April 30, 2018, for each of our classes of common stock; and

•	an update to "Real Estate Investments - Debt Summary"
Daily Pricing Information (unaudited)
Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from April 1, 2018 through April 30, 2018.

Date	NAV per Share

	Class T	Class S	Class D	Class I	Class A	Class AA	Class AAA
April 2-4, 2018	$9.61	$9.60	$9.60	$9.60	$9.58	$9.57	$9.57
April 5-6, 2018	$9.61	$9.60	$9.60	$9.60	$9.58	$9.58	$9.57
April 9-12, 2018	$9.62	$9.61	$9.60	$9.60	$9.58	$9.58	$9.58
April 13-20, 2018	$9.62	$9.61	$9.60	$9.61	$9.58	$9.58	$9.58
April 23-26, 2018	$9.62	$9.61	$9.61	$9.61	$9.58	$9.58	$9.58
April 27, 2018	$9.63	$9.61	$9.61	$9.61	$9.58	$9.58	$9.58
April 30, 2018	$9.63	$9.62	$9.61	$9.61	$9.59	$9.58	$9.58
On any business day, our share sales are made based on the day's applicable NAV per share. On each business day, our NAV per share for each class of common stock is (1) posted on our website,  www.griffincapital.com, (2) made available on our toll-free, automated telephone line, 1-888-926-2688, and (3) made available on www.nasdaq.com.

Update to "Real Estate Investments - Debt Summary"

The following disclosure is hereby added at the end of the "Debt Summary" subsection under the "Real Estate Investments" section of our prospectus:

Loan Agreement

On April 27, 2018, we, through four special purpose entities that own the respective four properties noted below and are owned by our operating partnership, entered into that certain loan agreement (the “Loan Agreement”) with Bank of America, N.A. and KeyBank N.A. (together with their successors and assigns, collectively, the "Lender") in which we borrowed $250.0 million (the “Loan").

We utilized approximately $249.8 million of the proceeds provided by the Loan to pay down a portion of our Revolving Credit Facility. In connection with this pay down of our Revolving Credit Facility, KeyBank released four of the special purpose entities owned by our operating partnership from their obligations as guarantors under the Revolving Credit Facility. The Loan is secured by cross-collateralized and cross-defaulted first mortgage liens on the properties with the following tenants: 3M Company, Amazon.com.dedc LLC, Southern Company Services, Inc. and IGT (each, a "Secured Property"). In connection with this transaction, we entered into a nonrecourse carve-out guaranty agreement.

In addition to their first mortgage lien, the Lender also has a security interest in all other property relating to the ownership, use, maintenance or operation of the improvements on each Secured Property and all rents, profits and revenues from each Secured Property. We paid processing fees, as well as certain other closing costs, including legal fees, of approximately $1.0 million in connection with the Loan.

The Loan has a term of 10 years, maturing on May 1, 2028. The Loan bears interest at an annual rate of 4.315%. The Loan requires monthly payments of interest only. Commencing on June 1, 2020, the Loan may be prepaid but only if such prepayment is made in full (with certain exceptions), subject to certain conditions set forth in the Loan Agreement, including 30 days' prior notice to the Lender and payment of a prepayment premium in addition to all unpaid principal and accrued interest to the date of such prepayment. Commencing on November 1, 2027, the Loan may be prepaid in whole or in part, subject to satisfaction of certain conditions, including 30 days' prior notice to the Lender, without payment of any prepayment premium.

The Loan Agreement contains a number of customary representations, warranties, covenants, and indemnities. In addition, pursuant to the nonrecourse carve-out guaranty agreement, we, as the guarantor of the Loan, must maintain a minimum net worth of $250.0 million, which may be reduced in certain instances.

The borrowers have the right to substitute Secured Properties with replacement properties, subject to certain conditions set forth in the Loan Agreement; provided that the aggregated allocated Loan amounts for all outgoing Secured Properties does not exceed 22.5% of the original Loan amount. In addition, provided certain conditions set forth in the Loan Agreement are met, the borrowers have the right to request that a property be released from the Loan. In addition, the Loan may be assumed with the consent of the Lender in connection with the sale of the borrower’s interest or a conveyance of the underlying ownership interest, such consent not to be unreasonably withheld.